Exhibit 28.1




                                               FOR IMMEDIATE RELEASE
                                               OCTOBER 24, 2001
                                               FOR ADDITIONAL INFORMATION
                                               CONTACT:  DARRELL E. BLOCKER
                                                         SR VICE PRESIDENT, CFO
                                                         (219) 358-4680



             NORTHEAST INDIANA BANCORP, INC. INCREASES CASH DIVIDEND



HUNTINGTON, INDIANA, -- (NASDAQ: "NEIB") Northeast Indiana Bancorp, Inc., the parent corporation of First Federal Savings Bank, today announced that the Corporation has approved a quarterly cash dividend of $0.12 per share. This is the twenty- fifth consecutive quarterly cash dividend the board has approved. This cash dividend will be paid on or about November 21, 2001 to shareholders of record on November 7, 2001. This is the sixth consecutive year the dividend has been increased.

Northeast  Indiana  Bancorp  Chairman  Stephen E. Zahn stated that "the Board of
Directors has increased this cash dividend in recognition of the recent financial performance of the Company." Northeast Indiana Bancorp, Inc. has approximately 1.60 million shares of common stock outstanding. Total assets as of September 30, 2001 were $241.7 million.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana 46750 and the Company is traded on the Nasdaq National Market under the symbol "NEIB".